VIA FACSIMILE

November 18, 2008

Mr. John Lucas
United States Securities and Exchange Commission
Washington D.C.
20549

Re: Ayers Exploration, Inc.
Registration Statement on Form S-1
Filed August 13, 2008
File No. 333-152991

Dear Mr. Lucas:

We write in reply to your comment letter dated August 21, 2008.  We have highlighted the S-1 document with our changes.  In addition we have provided a clean copy of the document.  Our comments are set out below.

Form S-1 filed August 31, 2008

1.	We were reinstated on September 23, 2008 and are in good standing.

2.	We have updated our financial statements as required by Item 8-08 of Regulation S-X and have updated disclosure throughout the document.

Our Business, page 5

3.
We have not taken any action or incurred any costs to further our business plan since entering into the mining option agreement with Redpath Clay Corp.  We have disclosed this throughout the document.  See pages 5, 22 and 26.

Exhibit 5.1

4.	Our status as a corporation has been reinstated and is in good standing.

If you require any more information, please let me know.

Sincerely,

/s/ Greg Curson
Greg Curson
President, Ayers Exploration, Inc.

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